Exhibit 99.1

Chemtura Announces Commencement of $300 Million

Modified Dutch Auction Tender Offer for Its Common Stock

PHILADELPHIA, Pa., October 31, 2014 – Chemtura Corporation (NYSE: CHMT) (Euronext Paris: CHMT) (“Chemtura”) today announced that it is commencing a modified “Dutch auction” tender offer to purchase for cash shares of its common stock for an aggregate purchase price of no more than $300 million.

Pursuant to the tender offer, company stockholders may tender all or a portion of their shares (1) at a price specified by the tendering stockholder of not less than $21.50 and not more than $24.50 per share or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, Chemtura will determine the lowest price within the range of prices specified above (the “purchase price”) enabling Chemtura to purchase up to $300 million in the aggregate of its common stock. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders in the event that the aggregate cost to purchase all of the shares validly tendered and not validly withdrawn at or below the purchase price exceeds $300 million. These provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that will be distributed to stockholders. All shares purchased by Chemtura will be purchased at the same price. All shares tendered at prices higher than the purchase price will be promptly returned to stockholders.

The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase, including the closing of the sale of Chemtura’s agrochemicals business, Chemtura AgroSolutions. The tender offer and withdrawal rights will expire at the end of the day, 12:00 midnight, New York City time, on December 1, 2014, unless extended or terminated by Chemtura. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. Georgeson Inc. will serve as information agent for the tender offer. Wells Fargo Securities, LLC is acting as dealer manager. Computershare Trust Company, N.A. is acting as the depositary for the tender offer.

Chemtura’s board of directors has authorized the tender offer. However, none of the company, the company’s board of directors, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Chemtura common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read Chemtura’s tender offer statement on Schedule TO to be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will be included as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (866) 203-9357 (toll-free), or in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

About Chemtura Corporation

Chemtura Corporation, with 2013 net sales of $2.2 billion,1 is a global manufacturer and marketer of specialty chemicals. Additional information concerning us is available at www.chemtura.com.

[1]	2013 net sales of $2.2 billion reflects discontinued operations treatment for the sale of Chemtura’s Antioxidants and Consumer Products businesses.

Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27(a) of the Securities Act of 1933, as amended and Section 21(e) of the Exchange Act of 1934, as amended. These forward-looking statements are identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	Our ability to implement our growth strategies in rapidly growing markets and faster growing regions;

•	Our ability to execute timely upon our portfolio management strategies and mid and long range business plans;

•	The successful separation of the Chemtura AgroSolutions business from the rest of our businesses;

•	Risks associated with strategic acquisitions and divestitures; and

•	Other risks and uncertainties described in our filings with the Securities and Exchange Commission, including Item 1A, Risk Factors, in our Annual Report on Form 10-K.

These statements are based on our estimates and assumptions and on currently available information. Our forward-looking statements include information concerning possible or assumed future results of operations, and our actual results may differ significantly from the results discussed. Forward-looking information is intended to reflect opinions as of the date this press release was issued. We undertake no duty to update any forward-looking statements to conform the statements to actual results or changes in our operations.

CONTACTS

Chemtura Investors:

Dalip Puri, Vice President Investor Relations & Treasurer

+1 (203) 573-2153

Chemtura Media:

John Gustavsen, Corporate Communications Manager

+1 (203) 573-3224